March 23, 2020

Robert Hill
Chief Executive Officer
South State Corporation
520 Gervais Street
Columbia, South Carolina 29201

       Re: South State Corporation
           Registration Statement on Form S-4
           Filed March 16, 2020
           File No. 333-237214

Dear Mr. Hill:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance